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                                                  OMB Number:   3235-0145
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                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)1


                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
                    ----------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                   37935Y 20 6
                                 ---------------
                                 (CUSIP Number)


                                December 10, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

         |_|   Rule 13d-1(b)
         |X|   Rule 13d-1(c)
         |_|   Rule 13d-1(d)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

-----------------------------                     -----------------------------
CUSIP No.  37935Y 20 6               13G            Page 2 of 6 Pages
-----------------------------                     -----------------------------

--------- ---------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          SHELLY FINKEL

--------- ---------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|

--------- ---------------------------------------------------------------------
3         SEC USE ONLY

--------- ---------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ---------------------------------------------------------------------
                           5      SOLE VOTING POWER

                                  672,744
        NUMBER OF          ----------------------------------------------------
         SHARES            6      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   0
          EACH             ----------------------------------------------------
        REPORTING          7      SOLE DISPOSITIVE POWER
         PERSON
          WITH                    672,744
                           -----------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  0
--------- ---------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          672,744
--------- ---------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            |_|

--------- ---------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.9%
--------- ---------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IN
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

          The name of the issuer of the security to which this Amendment No. 2 to Schedule 13G pertains is Global Telecommunication Solutions, Inc., a Delaware corporation ("Issuer").

Item 1(b.)        Address of Issuer's Principal Executive Offices:

          The Issuer's principal executive offices are located at 10 Stow Road, Suite 200, Marlton, New Jersey 08053.

Item 2(a).        Name of Person Filing:

          Mr. Shelly Finkel

Item 2(b).        Address of Principal Business Office or, if none, Residence:

          Mr. Finkel has a business address of c/o Global Telecommunication Solutions, Inc., 60 East 42nd Street, Suite 464, New York, New York 10165.

Item 2(c).        Citizenship:

          Mr. Finkel is a citizen of the United States.

Item 2(d).        Title of Class of Securities:

          The security to which this Amendment No. 2 to Schedule 13G relates is the common stock, par value $.01 per share, of the Issuer ("Common Stock"). The percentage of beneficial ownership reflected in this Statement is based upon 11,277,192 shares of Common Stock outstanding on December 31, 1998.

Item 2(e).        CUSIP Number:

          The CUSIP Number assigned to the Common Stock is 37935Y 20 6.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

                               Page 3 of 6 Pages

     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

     (a)  Amount beneficially owned:

     672,744 shares of Common Stock, which includes 133,334 shares issuable upon exercise of currently exercisable options and 30,873 shares issuable upon exercise of publicly-traded warrants.

     (b)  Percent of class:

     5.9%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote: 672,744 shares

          (ii) Shared power to vote or to direct the vote: 0 shares

          (iii) Sole power to dispose or to direct the disposition of: 672,744 shares

          (iv) Shared power to dispose or to direct the disposition of: 0 shares

                               Page 4 of 6 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable

Item 8.  Identification and Classification of Members of the Group.

               Not Applicable

Item 9.  Notice of Dissolution of Group.

               Not Applicable

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 27, 1999

                                           /s/ Shelly Finkel
                                           --------------------------
                                           Shelly Finkel




                               Page 6 of 6 Pages